      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 2001

                                               REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               MAXTOR CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           5045                          77-0123732
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION NUMBER)            IDENTIFICATION NO.)

                             500 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 894-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               MICHAEL R. CANNON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               MAXTOR CORPORATION
                             500 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 894-5000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

            DIANE HOLT FRANKLE, ESQ.                          RAYMOND B. CHECK, ESQ.
        GRAY CARY WARE & FREIDENRICH LLP                 CLEARY GOTTLIEB STEEN & HAMILTON
              400 HAMILTON AVENUE                               ONE LIBERTY PLAZA
            PALO ALTO, CA 94301-1825                         NEW YORK, NY 10006-1470
                 (650) 833-2000                                   (212) 225-2000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF SHARES                AMOUNT TO BE         AGGREGATE PRICE    AGGREGATE OFFERING        AMOUNT OF
        TO BE REGISTERED                REGISTERED           PER SHARE(1)           PRICE(1)         REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value...    28,329,850 shares            $6.47           $183,294,129.50        $45,823.53
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) solely for the purpose of computing the registration fee and based on the average high and low sale prices of the common stock of Maxtor Corporation reported on the New York Stock Exchange on May 22, 2001.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 29, 2001

PROSPECTUS

                                                  SHARES

                                  MAXTOR LOGO

                                  COMMON STOCK
                              $         PER SHARE
                               ------------------

     This prospectus relates to the offer and sale of up to shares of our common stock by the selling stockholder of Maxtor Corporation described in this prospectus under "Selling Stockholder." We will not receive any proceeds from the sale of shares by the selling stockholder. The underwriters named in this prospectus may purchase up to additional shares of common stock from the selling stockholder to cover over-allotments. Simultaneously with the closing of this transaction, we may purchase up to $50 million of our common stock from the selling stockholder at the public offering price established for this offering.

     Our common stock is listed on the New York Stock Exchange under the symbol "MXO." The last reported sale price of our common stock on the New York Stock Exchange on May 24, 2001 was $6.98 per share.

                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SHARE     TOTAL
                                                              ---------    --------
Public Offering Price                                         $            $
Underwriting Discount                                         $            $
Proceeds to Selling Stockholder (before expenses)             $            $

     The underwriters expect to deliver the shares to purchasers on or about
            , 2001.

                               ------------------

       Sole Book-Running Manager                     Joint Lead Manager
SALOMON SMITH BARNEY                     BEAR, STEARNS & CO. INC.

                            NEEDHAM & COMPANY, INC.

            , 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS. THIS PRELIMINARY PROSPECTUS IS SUBJECT TO COMPLETION PRIOR TO THIS OFFERING.

                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----

Summary.....................................................    1

Risk Factors................................................    5

Forward-Looking Statements..................................   19

Recent Developments.........................................   20

Capitalization..............................................   24

Use Of Proceeds.............................................   25

Management..................................................   26

Selling Stockholder.........................................   29

Underwriting................................................   31

Legal And Tax Matters.......................................   33

Experts.....................................................   33

Where To Find More Information..............................   33

Documents Incorporated By Reference.........................   33

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus or incorporated by reference. You should read this entire prospectus carefully. Unless otherwise indicated, all information contained in this prospectus assumes the underwriters' over-allotment option is not exercised.

                               MAXTOR CORPORATION

     We are a leading provider of high-quality, high-performance hard disk drives and workgroup/entry level network attached storage, or NAS, products. On April 2, 2001, we completed our merger with Quantum HDD. As a result, we became the world's largest provider of hard disk drive storage products, based on units shipped by Maxtor and Quantum HDD. According to International Data Corporation, or IDC, an independent research group, Maxtor and Quantum HDD combined captured 29.9% of the global disk drive market and 38.7% of the 3.5 inch desktop drive market in 2000.

     We design, develop, manufacture, sell and support hard disk drives for desktop and high-end computer systems and consumer electronics applications through our hard disk drive group. Our DiamondMax and Fireball product families consist of 3.5 inch hard disk drives for computer systems with storage capacities ranging from 10.0 to 81.9 gigabytes and rotational speeds ranging from 4400 to 7200 rpm. Our Atlas product family consists of 3.5 inch hard disk drives for high-end computer systems with storage capacities up to 73.4 gigabytes and rotational speeds up to 10,000 rpm. We continue to expand our presence in the emerging consumer electronics market which, according to IDC, is one of the fastest growing segments of the disk drive market. We currently have relationships with EchoStar, TiVo and WebTV, among others, to supply them with hard disk drives for set top boxes or personal video recorders.

     We also design, develop, manufacture, sell, and support NAS devices through our network systems group. Our MaxAttach family of NAS products provides the ability to add storage to an existing or new network with lower total costs than traditional general-purpose servers. Our latest NAS product, the MaxAttach 4100, is based on a Windows 2000 platform and has storage capacity configurations of 160 and 320 gigabytes. We have established a relationship with Microsoft to give us access to a robust NAS operating system, which we plan to also incorporate into our future NAS products.

     Our customers include hardware providers such as Compaq, Dell, Fujitsu, Gateway, Hewlett-Packard and IBM; distributors such as Bell Micro, Ingram Micro and Xander International; and retail chains such as BestBuy, CompUSA, Costco, Office Depot and Staples. We generally supply our hardware provider customers either directly or through their contract manufacturers.

  RATIONALE FOR MAXTOR-QUANTUM MERGER

     We believe that our acquisition of Quantum HDD will create a stronger, more competitive hard disk drive company by:

     - creating significant opportunities for expense reduction through the integration of the operations of the two hard disk drive businesses and the elimination of redundant overhead expenses and duplicate sales, marketing and administrative functions;

     - expanding the combined company's product line to provide a broad portfolio of products, including products for desktop personal computers, Intel-based servers, consumer electronics applications and network attached storage devices;

     - allowing the combined company to take advantage of the complementary products, channels, partners, technology, logistics, critical skills and manufacturing approaches of both companies;

     - providing the combined company with a materially stronger balance sheet than either one of us had standing alone; and

     - providing the combined company with additional resources through cost savings to explore emerging and higher-profit storage opportunities, such as Intel-based server hard disk drives, network attached storage appliances and sub-3.5 inch hard disk drives as well as related technologies designed to enhance the functionality of the storage devices.

     We have manufacturing facilities in Singapore and design and development facilities in Milpitas, California, Longmont, Colorado and Shrewsbury, Massachusetts. We also have a relationship, based on a memorandum of understanding, with Matsushita-Kotobuki Electronics Industries, Ltd., or MKE, for the manufacture of hard disk drives at its facilities located in Indonesia, Japan and Singapore.

     On May 25, 2001, we signed a nonbinding letter of intent to acquire MMC Technology, Inc., or MMC, a subsidiary of Hynix that manufactures media for hard disk drives and is one of our suppliers. If the acquisition closes, MMC will become our wholly-owned subsidiary. MMC has outstanding liabilities totalling approximately $130 million, including $12 million in indebtedness owed to Hynix and approximately $80 million in leases we will guarantee at closing. MMC has historically incurred losses from operations and at least 95% of MMC's revenues come from sales to us. The merger consideration will consist of $1.0 million in cash. The merger is subject to customary conditions and is expected to close no later than July 31, 2001.

     We were incorporated in Delaware in July 1986. Our principal executive offices are located at 500 McCarthy Boulevard, Milpitas, California 95035, and our telephone number is (408) 894-5000.

     Maxtor, DiamondMax, Fireball, Atlas and the Maxtor logo are our registered trademarks. MaxAttach is our trademark. Other product and brand names are trademarks or registered trademarks of their respective holders.

                                  THE OFFERING

     Hynix Semiconductor America Inc., or Hynix, formerly named Hyundai Electronics America, is the sole selling stockholder in this public offering. Hynix currently owns 40.8 million shares of our common stock, 12.5 million shares of which are pledged to secure Hynix's obligations to deliver such shares or their cash value upon maturity of DECS securities issued by a special-purpose trust. Those DECS securities are expected to mature in February 2002.

     We have entered into an agreement in which Hynix gives us the right to repurchase up to $50 million of our common stock from it, at the same price as the shares sold in this offering are offered to the public, simultaneously with the closing of this offering. For purposes of this preliminary prospectus, we
have assumed that the price to the public is $            , the last reported
sale price of our common stock on the New York Stock Exchange on               ,
2001. Assuming we exercise our right at that price, we would purchase up to shares of our common stock from Hynix.

Common stock offered by Hynix in this offering..............  [       ] shares
Common stock that Maxtor may repurchase from Hynix..........  [       ] shares
Common stock to be outstanding after this offering assuming
  such repurchase...........................................  [       ] shares
Use of proceeds.............................................  We will not receive any proceeds from this
                                                              offering
New York Stock Exchange Ticker symbol.......................  MXO

                                 SUMMARY COMBINED FINANCIAL DATA
                                 (IN MILLIONS, EXCEPT PER SHARE
                                              DATA)

     The following table contains ours and Quantum HDD's summary historical and pro forma financial data as of the dates and for the periods indicated, which has been prepared on the basis described below the table. You should read the following data together with our other historical financial information and pro forma financial information and statements, including related notes, of both us and Quantum HDD incorporated by reference in this registration statement. All of the following data is unaudited except as indicated.

     The pro forma data contained in this registration statement may not be indicative of our results of operations that actually would have occurred had the transactions reflected in the pro forma results of operations occurred at the beginning of the periods presented, or of the results of operations that we may achieve in the future.

                                                   QUANTUM       PRO FORMA                                PRO FORMA
                                                     HDD          COMBINED      MAXTOR       QUANTUM      COMBINED
                                                    TWELVE         TWELVE        THREE         HDD          THREE
                                     MAXTOR         MONTHS         MONTHS       MONTHS     THREE MONTHS    MONTHS
                                   YEAR ENDED       ENDED          ENDED         ENDED        ENDED         ENDED
                                  DECEMBER 30,   DECEMBER 31,   DECEMBER 31,   MARCH 31,   DECEMBER 31,   MARCH 31,
                                      2000           2000           2000         2001          2000         2001
                                  ------------   ------------   ------------   ---------   ------------   ---------
STATEMENT OF OPERATIONS DATA:
Net revenues....................     $2,705         $3,285         $5,990       $  631        $  709       $1,339
Gross profit....................        377            412            789           89           104          193
Income (loss) from operations...         21             (3)          (171)          --            (9)         (39)
Net income (loss)...............         32             10           (154)           1            (3)         (37)
Net income (loss) per share:
  Basic.........................     $ 0.28         $ 0.12         $(0.66)      $ 0.01        $(0.04)      $(0.16)
  Diluted.......................     $ 0.27         $ 0.11         $(0.66)      $ 0.01        $(0.04)      $(0.16)
Shares used in per share
  calculations:
  Basic.........................      113.4           80.7          234.0        114.9          83.1        235.5
  Diluted.......................      119.1           85.8          234.0        118.9          83.1        235.5

                                                                            QUANTUM      PRO FORMA
                                                               MAXTOR         HDD        COMBINED
                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                2001          2000         2001
                                                              ---------   ------------   ---------
BALANCE SHEET DATA:
Cash and marketable securities..............................    $349         $  430       $  779
Working capital.............................................     151            583          555
Total assets................................................     945          1,224        2,622
Total debt..................................................      99            109          208
Total stockholders' equity..................................     310            618        1,337

BASIS OF PREPARATION

     We have derived our historical financial data as of and for the year ended December 30, 2000 from our audited consolidated financial statements. We have derived our historical financial data as of March 31, 2000 and for the three month period ended March 31, 2001 from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation. Three-month period results, however, are not necessarily indicative of the results that may be expected for any other interim period or for a full year. We have derived Quantum HDD's historical financial data for the twelve months ended December 31, 2000 by adding their results of the nine-month period ended December 31, 2000 with the three-month period ended March 31, 2000. We have derived Quantum HDD's historical financial data as of December 31, 2000 and for the three months ended

December 31, 2000 from Quantum HDD's unaudited consolidated financial statements. The pro forma financial data were prepared as if the merger had been completed as of January 2, 2000 for statement of operations purposes and as of March 31, 2001 for balance sheet purposes. The Maxtor balance sheet at March 31, 2001 is combined with the Quantum HDD balance sheet at December 31, 2000. The Maxtor income statement for the year ended December 30, 2000 is combined with the Quantum HDD income statement for the twelve months ended December 31, 2000. The Maxtor income statement for the quarter ended March 31, 2001 is combined with the Quantum HDD income statement for the quarter ended December 31, 2000.

                                  RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus and any other risk factors in documents incorporated by reference, before making an investment decision. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial also may impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, operating results or financial condition and could result in a complete loss of your investment.

WE HAVE A HISTORY OF LOSSES AND MAY NOT ACHIEVE PROFITABILITY.

     We have a history of significant losses. In the last five fiscal years, we have been profitable in only fiscal years 1998 and 2000 and Quantum HDD had been profitable in only fiscal 1997. On a pro forma basis, the combined company was not profitable in any of the last three fiscal years ending December 31, 2000 or in the quarter ending March 31, 2001. We cannot assure you that the combined company will ever achieve profitability.

A NUMBER OF FACTORS, INCLUDING THE FAILURE TO RETAIN EXISTING CUSTOMERS OF BOTH BUSINESSES AND THE FAILURE TO RETAIN KEY EMPLOYEES, COULD PREVENT US FROM BEING ABLE TO SUCCESSFULLY INTEGRATE THE BUSINESS OF QUANTUM HDD WITH US, WHICH COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

     Having acquired Quantum HDD in April 2001, we need to integrate the two operations. The integration has required, and will continue to require, significant efforts from each company, including the coordination of product plans, research and development and sales and marketing efforts. The combined company has a large number of employees in widely dispersed operations in California, Colorado, Massachusetts, Singapore, Ireland and other locations, which will increase the difficulty of integrating operations. Employees of the combined company may leave because of the merger. In addition, customers, distributors or suppliers may terminate their arrangements with the combined company, or demand amended terms to these arrangements.

     The challenges involved in integrating the two businesses include, but are not limited to, the following:

     - retaining existing customers of each business;

     - retaining and integrating management and other key employees of each of Maxtor and Quantum HDD;

     - utilizing and coordinating research and development activities to permit efficient time-to-market introductions and time-to-volume production for new products and technologies;

     - coordinating manufacturing operations in an optimum manner;

     - integrating purchasing and procurement operations in multiple locations;

     - combining product offerings and product lines in a common platform and incorporating acquired technology into new products effectively and quickly;

     - integrating sales efforts so that customers can do business easily with the combined company;

     - transitioning all world-wide facilities to common accounting and information technology systems;

     - developing and maintaining uniform standards, controls, procedures and policies; and

     - controlling the costs associated with integration.

     It is not certain that we and Quantum HDD will be successfully integrated in a timely manner or at all or that any of the anticipated benefits will be realized. The risks of unsuccessful integration of the companies include:

     - impairment and/or loss of relationships with employees, customers and/or suppliers;

     - disruption of the combined company's business;

     - distraction of management; and

     - adverse financial results related to unanticipated expenses associated with integration of the two businesses.

     The combined company may not succeed in addressing these risks. Both we and Quantum HDD have incurred significant losses from operations in prior reporting periods and the hard disk drive business is fiercely competitive and has significant capital requirements. Moreover, we expect average selling prices to continue to decline, demand for hard disk drive products to continue to be volatile and industry margins to continue to be tight, all of which heighten the potential risks of a failure to achieve successful integration or expected expense reductions. Further, the growth rate of the combined company may not equal the historical growth rates experienced by us or Quantum HDD considered separately.

FAILURE OF THE MERGER TO ACHIEVE BENEFICIAL SYNERGIES, SUCH AS EXPENSE REDUCTIONS, COULD HARM THE BUSINESS AND OPERATING RESULTS OF THE COMBINED COMPANY.

     We expect that the combination of Maxtor and Quantum HDD will result in beneficial synergies for the combined company. Achieving these anticipated synergies and the potential benefits underlying our reasons for entering into the merger will depend on a number of factors, some of which include:

     - the ability of the combined company to reduce expenses through elimination of redundancies in sales, marketing and administrative services and overhead expenses;

     - the ability of the combined company to take advantage of complementary products, channels, partners, technology, logistics, critical skills and manufacturing approaches;

     - the ability of the combined company to explore and pursue emerging and higher-profit storage opportunities;

     - the ability of the combined company to migrate to a common product platform in the future;

     - the ability of the combined company to manufacture both through MKE and in our own facilities; and

     - the combined company's ability to execute successfully in time-to-market introduction and time-to-volume production of high quality products at competitive prices.

     Even if we are able to integrate the operations of Quantum HDD, the anticipated beneficial synergies may not be achieved. The failure to achieve anticipated synergies could harm our business, financial condition and operating results.

OUR FINANCIAL RESULTS WILL SUFFER AS A RESULT OF THE COSTS OF THE MERGER, WHICH WERE BETWEEN APPROXIMATELY $60 AND $90 MILLION, AND THE LIABILITIES WE ASSUMED IN THE MERGER.

     We expect to incur costs related to the merger, including direct transaction and restructuring expenses, of between approximately $60 million and $90 million. We will bear all of these costs. If the benefits of the merger do not exceed the associated costs, our financial results could suffer and the market price of our common stock could decline. In addition, as a result of the merger, we have assumed substantially all of the liabilities of Quantum HDD. As of December 31, 2000, the Quantum HDD liabilities totalled approximately $606 million as reported in the Quantum HDD balance sheets. Claims asserted against us for Quantum HDD liabilities after the merger could negatively impact our operating results.

OUR FINANCIAL RESULTS WILL SUFFER AS A RESULT OF PURCHASE ACCOUNTING TREATMENT OF OUR MERGER WITH QUANTUM. THE ACCOUNTING CHARGES ATTRIBUTABLE TO AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES IN THE MERGER WILL AMOUNT TO APPROXIMATELY $109.3 MILLION PER FISCAL YEAR IF AMORTIZED OVER A FIVE-YEAR PERIOD. IN ADDITION, IN THE QUARTER ENDED JUNE 30, 2001, WE EXPECT TO WRITE-OFF APPROXIMATELY $140.5 MILLION IN CONNECTION WITH IN-PROCESS RESEARCH AND DEVELOPMENT, PLUS ADDITIONAL AMOUNTS FOR NON-RECURRING CHARGES RELATED TO THE MERGER.

     As a result of the merger, we allocated approximately $546.4 million of purchase consideration to goodwill and other intangibles. If goodwill and other intangible assets were amortized in equal quarterly amounts over the next five years, the accounting charge attributable to these items will be approximately $27.3 million per fiscal quarter or $109.3 million per fiscal year. In addition, in the quarter ended June 30, 2001, we expect to write-off approximately $140.5 million in connection with in-process research and development, plus additional amounts for non-recurring charges relating to our merger with Quantum HDD. As a result, purchase accounting treatment of the merger will result in reduction in earnings and earnings per share in the foreseeable future. This charge could cause the market price of our common stock to decline.

IF QUANTUM INCURS NON-INSURED TAX AS A RESULT OF ITS SPLIT-OFF OF QUANTUM HDD, OUR FINANCIAL CONDITION AND OPERATING RESULTS COULD BE NEGATIVELY AFFECTED.

     In connection with our merger with Quantum HDD, we agreed to indemnify Quantum for the amount of any tax payable by Quantum as a result of the split-off of Quantum HDD from Quantum DSS to the extent such tax is not covered by insurance, unless imposition of the tax is the result of Quantum's actions, or acquisitions of Quantum stock, after the split-off. The amount of the tax not covered by insurance could be substantial. In addition, if it is determined that Quantum owes federal or state tax as a result of the split-off and the circumstances giving rise to the tax are covered by our indemnification obligations, we will be required to pay Quantum the amount of the tax at that time, whether or not reimbursement may be allowed under the insurance policy. Even if a claim is available, made and pending under the tax opinion insurance policy, there may be a substantial period after we pay Quantum for the tax before the outcome of the insurance claim is finally known, particularly if the claim is denied by the insurance company and the denial is disputed by us and/or Quantum. Moreover, the insurance company could prevail in a coverage dispute. In any of these circumstances, we would have to either use our existing cash resources or borrow money to cover our obligations to Quantum. In either case, our payment of the tax, whether covered by insurance or not, could harm our business, financial condition and operating results.

BECAUSE WE HAVE TO ABIDE BY POTENTIALLY SIGNIFICANT RESTRICTIONS WITH RESPECT TO OUR EQUITY SECURITIES FOR TWO YEARS AFTER THE MERGER IN ORDER TO MITIGATE THE RISK OF TRIGGERING A TAX OBLIGATION OF QUANTUM AS A RESULT OF THE SPLIT-OFF, OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL OR BE ACQUIRED COULD BE HARMED.

     Under the federal tax rules applicable to the split-off, the following events occurring during the two-year period after the merger may cause the split-off to become taxable to Quantum under circumstances in which the tax opinion insurance policy will not cover the tax:

     - we issue our equity securities to acquire other companies or businesses or to raise financing for our operations or other business purposes;

     - we issue our equity securities as equity compensation, such as the grant of options or restricted stock, other than in the ordinary course of business consistent with past practices; or

     - a 50% or greater interest in us is acquired by another party.

     Because of the foregoing restrictions, we may be at a competitive disadvantage in attracting and retaining key personnel because:

     - we may have to forego significant growth and other business opportunities;

     - we may not be deemed an attractive acquisition target, reducing opportunities for our stockholders to sell or exchange their shares in attractive transactions which might otherwise be proposed; and

     - we will be restricted in our ability to initiate a business combination that our board of directors might wish to pursue because we will not be able to structure the transaction as an acquisition, even if that would otherwise be the most attractive structure.

     If we are unable to attract and retain key personnel, our business, financial condition and operating results could suffer.

     In addition, the restrictions relating to our securities under which we must operate could discourage potential acquisition proposals, could delay or prevent a change of control of the company and also could diminish the opportunities for a holder of our common stock to participate in tender offers, including offers at a price above the then-current market price for our common stock.

THE DECLINE OF AVERAGE SELLING PRICES IN THE HARD DISK DRIVE INDUSTRY COULD CAUSE OUR OPERATING RESULTS TO SUFFER AND MAKE IT DIFFICULT FOR US TO ACHIEVE PROFITABILITY.

     It is very difficult to achieve and maintain profitability and revenue growth in the hard disk drive industry because the average selling price of a hard disk drive rapidly declines over its commercial life as a result of technological enhancement, productivity improvement and increase in the industry supply. End-user demand for the computer systems that contain our hard disk drives has historically been subject to rapid and unpredictable fluctuations. As a result, the hard disk drive market tends to experience periods of excess capacity and intense price competition. Competitors' attempts to liquidate excess inventories, restructure, or gain market share also tend to cause average selling prices to decline. This intense price competition could force us to lower prices, which would reduce margins, cause operating results to suffer and make it difficult for us to achieve profitability.

     In addition, intense price competition among personal computer manufacturers may cause the price of desktop hard disk drives to decline. If we are unable to lower the cost of our hard disk drives for the lower-priced personal computer market, we will not be able to compete effectively and our operating results would suffer. We have only recently developed products that we believe can be produced at low enough costs to be successfully sold to the consumer electronics market. We anticipate that the cost of consumer electronics products will also decline over time. If this decline occurs and we are unable to continue to lower the cost of our hard disk drives for the lower-priced consumer electronics market, we will not be able to compete effectively in this market, which may harm our operating results.

INTENSE COMPETITION IN THE HARD DISK DRIVE SEGMENT COULD REDUCE THE DEMAND FOR OUR PRODUCTS OR THE PRICES OF OUR PRODUCTS, WHICH COULD REDUCE OUR REVENUES.

     The desktop computer market segment and the overall hard disk drive market are intensely competitive even during periods when demand is stable. We compete primarily with manufacturers of 3.5 inch hard disk drives, including Fujitsu, Hitachi, IBM, Samsung, Seagate Technology and Western Digital. Many of our competitors historically have had a number of significant advantages, including larger market shares, a broader array of product lines, preferred vendor status with customers, extensive name recognition and marketing power, and significantly greater financial, technical and manufacturing resources. Some of our competitors make many of their own components, which may provide them with benefits including lower costs. Our competitors may also:

     - consolidate or establish strategic relationships among themselves to lower their product costs or to otherwise compete more effectively against us;

     - lower their product prices to gain market share;

     - bundle their products with other products to increase demand for their products; or

     - develop new technology which would significantly reduce the cost of their products.

     Although we are the largest hard disk drive manufacturer, based on units shipped by Maxtor and Quantum HDD in 2000, we are not the largest in terms of revenue and our size alone will not eliminate all of the advantages of our competitors.

     Competition could reduce the demand for our products and/or the prices of our products, which could reduce our revenues. In addition, new competitors could emerge and rapidly capture market share. If we fail to compete successfully against current or future competitors, our business, financial condition and operating results will suffer.

OUR QUARTERLY OPERATING RESULTS HAVE FLUCTUATED SUBSTANTIALLY IN THE PAST AND ARE LIKELY TO FLUCTUATE IN THE FUTURE.

     Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future. Our future performance will depend on many factors, including:

     - the average selling price of our products;

     - fluctuations in the demand for our products as a result of the cyclical and seasonal nature as well as the overall economic environment of the desktop computer industry and the markets for Intel-based servers, consumer electronics applications and NAS devices;

     - the availability, and efficient use, of manufacturing capacity;

     - competitors introducing better products at competitive prices before we do;

     - new competitors entering our market;

     - our ability to successfully qualify our products with our customers;

     - our customers canceling, rescheduling or deferring orders;

     - our ability to purchase components at competitive prices;

     - the availability of adequate capital resources; and

     - other general economic and competitive factors.

     Many of our expenses are relatively fixed and difficult to reduce or modify. As a result, the fixed nature of our operating expenses will magnify any adverse effect of a decrease in revenue on our operating results. Because of these and other factors, we believe that period to period comparisons of our and Quantum HDD's combined historical results of operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market analysts, our stock price may decline.

IF WE ARE UNSUCCESSFUL IN ENTERING INTO MANUFACTURING AND PURCHASE AGREEMENTS WITH MKE, WE MAY NOT HAVE A SOURCE OF SUPPLY FOR ADEQUATE VOLUME OF SOME OF OUR PRODUCTS.

     Because Quantum HDD's hard disk drives were manufactured by MKE, we now depend on MKE to manufacture a significant portion of our existing products. We have entered into a memorandum of understanding with MKE regarding the future relationship between us and MKE. We have agreed to work together to negotiate and re-assign the manufacturing agreement and supply agreement in place between Quantum and MKE prior to the closing of the merger, which were not assigned to us in the merger. If we are unsuccessful in negotiating a manufacturing and supply agreement with MKE with terms acceptable to us, or in working out some arrangement for ordering Quantum HDD hard disk drive products, we may not have a source of supply for adequate volume of those products, or we may be forced to accept an agreement with terms disadvantageous to us. In these cases, our revenue may be lower than projected or may not be sufficient to cover the costs associated with the Quantum HDD business and our operating results would suffer.

OUR DEPENDENCE ON MKE TO MANUFACTURE A PORTION OF OUR HARD DISK DRIVES AND ADVERSE DEVELOPMENTS IN OUR RELATIONSHIP WITH MKE COULD LEAD TO INVENTORY SHORTAGES OR SURPLUSES.

     We rely on MKE to quickly achieve volume production of new hard disk drives at competitive costs, to meet our quality requirements and to respond quickly to product delivery schedules. If MKE fails to meet these requirements, our operating results could suffer. In addition, MKE's production schedule is based on forecasts of purchase requirements. We may have limited rights to modify short-term purchase orders. Our failure to accurately forecast our requirements or successfully adjust MKE's production schedule could lead to inventory shortages or surpluses, which could cause our operating results to suffer.

     We will have to negotiate pricing arrangements with MKE on a quarterly basis. Because pricing may be fixed for a quarter, intra quarter improvement in MKE's costs may not be shared with Maxtor as they occur, which would negatively impact our operating results. Any failure to reach an agreement on competitive pricing arrangements would also negatively impact our operating results.

IF WE PURCHASE MMC, WE MAY EXPERIENCE ADDITIONAL COSTS AND RISKS.

     We have entered into a nonbinding letter of intent for the purchase of MMC. If we complete the acquisition of MMC and MMC becomes a component source internal to us, we may incur additional risks, including the risks that:

     - we may not have sufficient contract supply sources in the event that the MMC component supply is inadequate;

     - competing media suppliers may not deal with us or may not deal with us on the same terms and conditions we have previously enjoyed;

     - component suppliers of MMC may not deal with us on favorable terms;

     - patent infringement that might be committed or alleged to be committed by MMC would no longer be indemnified, and we would be responsible for past infringements committed or alleged to be committed by MMC;

     - MMC's costs of operations may exceed the prices we have historically paid for components or the prices that might be otherwise available to us from other vendors; and

     - we may be distracted by management of the MMC operations, which are not in our core business.

     In any of these cases, our profit margins or revenue may be lower and our operating results would suffer. In addition, capital expenditures and working capital investments required for MMC's business will utilize additional cash.

IF WE DO NOT HAVE ADEQUATE MANUFACTURING CAPACITY IN THE FUTURE BECAUSE OF A DISASTER AT ONE OF OUR PLANTS, OR AN INABILITY TO ACQUIRE NEEDED ADDITIONAL MANUFACTURING CAPACITY, OR MKE'S INABILITY OR UNWILLINGNESS TO MEET OUR MANUFACTURING REQUIREMENTS, OUR GROWTH WILL BE ADVERSELY IMPACTED AND OUR BUSINESS COULD SUFFER.

     Both our and MKE's volume manufacturing operations are based primarily in Singapore. A flood, earthquake, political instability or other disaster or condition that adversely affects our or MKE's facilities or ability to manufacture could harm our business, financial condition and operating results. In addition, we will need to acquire additional manufacturing capacity in the future. Our inability to add capacity to allow us to meet customers' demands in a timely manner may limit our future growth and could harm our business, financial condition and operating results. Our future growth will also require that MKE continue to devote substantial financial resources to property, plant and equipment to support the manufacture of a significant portion of our products. If MKE is unable or unwilling to meet our manufacturing requirements, an alternative manufacturing source may not be available in the near term and our business, financial condition and operating results would suffer.

IF WE FAIL TO QUALIFY AS A SUPPLIER TO DESKTOP COMPUTER MANUFACTURERS OR SUBCONTRACTORS FOR THE FUTURE GENERATION OF HARD DISK DRIVES, THEN THESE MANUFACTURERS OR SUBCONTRACTORS MAY NOT PURCHASE ANY UNITS OF AN ENTIRE PRODUCT LINE, WHICH WILL HAVE A SIGNIFICANT IMPACT ON OUR SALES.

     Most of our products are sold to desktop computer manufacturers or to subcontractors of the desktop computer manufacturers. These manufacturers select or qualify their hard disk drive suppliers, either directly with us or through their subcontractors, based on quality, storage capacity, performance and price. Manufacturers typically seek to qualify three or four suppliers for each hard disk drive product generation. To qualify consistently with these manufacturers, and thus succeed in the desktop hard disk drive industry, we must consistently be among the first-to-market introduction and first-to-volume production at leading storage capacity per disk, offering competitive prices and high quality. Once a manufacturer has chosen its hard disk drive suppliers for a given desktop computer product, it often will purchase hard disk drives from those suppliers for the commercial lifetime of that product line. If we miss a qualification opportunity, we may not have another opportunity to do business with that manufacturer until it introduces its next generation of products. The effect of missing a product qualification opportunity is magnified by the limited number of high-volume manufacturers of personal computers. If we do not reach the market or deliver volume production in a timely manner, we may lose opportunities to qualify our products. In such case, our business, financial condition and operating results would be adversely affected.

IF WE DO NOT DIVERSIFY OUR OPERATIONS, EXPAND INTO NEW HARD DRIVE MARKET SEGMENTS, OR CONTINUE TO MAINTAIN OUR PRESENCE IN THE DESKTOP MARKET, OUR REVENUE WILL SUFFER.

     To remain a significant supplier of hard disk drives to major manufacturers of personal computers, we will need to offer a broad range of hard disk drive products to our customers. Although our current products are designed for the largest segment of the hard disk drive industry, the desktop computer area, demand may shift to other segments over time. Such segments may include laptop personal computers, which none of our products currently serves. Accordingly, we will need to develop and manufacture new products that address additional hard disk drive segments and emerging technologies to remain competitive in the hard disk drive industry. We cannot assure you that we will:

     - successfully or timely develop or market any new hard disk drives in response to technological changes or evolving industry standards;

     - avoid technical or other difficulties that could delay or prevent the successful development, introduction or marketing of new hard disk drives;

     - successfully qualify new hard disk drives, particularly high-end hard disk drives, with customers by meeting their performance and quality specifications;

     - quickly achieve high-volume production of new hard disk drives; or

     - achieve market acceptance of our new products.

     Any failure to successfully develop and introduce new products for our existing customers or to address additional market segments could harm our business, financial condition and operating results.

BECAUSE WE ARE SUBSTANTIALLY DEPENDENT ON DESKTOP COMPUTER DRIVE SALES, A DECREASE IN THE DEMAND FOR DESKTOP COMPUTERS COULD REDUCE DEMAND FOR OUR PRODUCTS.

     Our revenue growth and profitability depend significantly on the overall demand for desktop computers and related products and services. TRENDFOCUS, an independent research group, estimates that the growth rate in desktop computer sales has slowed in recent quarters. Declining economic conditions worldwide, including a possible recession in the United States, may further decrease demand for desktop computers. Because we rely substantially on the desktop segment of the personal computer industry, we will be affected more by changes in market conditions for desktop computers than a company with a broader range of products. Any decrease in the demand for desktop computers could reduce the demand for our products, harming our business.

THE LOSS OF ONE OR MORE OF OUR SIGNIFICANT CUSTOMERS OR A DECREASE IN THEIR ORDERS OF PRODUCTS WOULD CAUSE OUR REVENUES TO DECLINE.

     We sell most of our products to a limited number of customers and the loss of one or more of these customers, or a decrease in their orders of our products, would cause our revenues to decline. For the three months ended March 31, 2001, one customer, Dell, accounted for approximately 17.7% of Maxtor's revenue, and our top five customers accounted for approximately 39.5% of our revenue. For fiscal 2000, one customer, Dell, accounted for approximately 14.2% of Maxtor's revenue, and our top five customers accounted for approximately 34.2% of our revenue. On a pro forma basis for fiscal 2000, one customer, Dell, accounted for approximately 13.1% of the combined company's revenue, and our top five customers accounted for approximately 40.7% of the combined company's revenue. We supply our hardware provider customers either directly or through their subcontractors. We expect that a relatively small number of customers will continue to account for a significant portion of our revenue for the foreseeable future, and the proportion of our revenue from these customers could continue to increase in the future. These customers have a wide variety of suppliers to choose from and therefore can make substantial demands on us. Even if we successfully qualify a product for a given customer, the customer generally will not be obligated to purchase any minimum volume of products from us and generally will be able to terminate its relationship with us at any time. Our ability to maintain strong relationships with our principal customers is essential to our future performance. We anticipate that as a result of the merger, some of our customers may determine that the volume of products which they purchase from the combined company is too high and may choose to reduce their dependence on us by seeking additional sources of supply. If we lose a key customer or if any of our key customers reduce their orders of our products or require us to reduce our prices before we are able to reduce expenses, our business, financial condition and operating results to suffer.

COSTLY NEW DEMANDS BY OUR CUSTOMERS HAVE INCREASED THE RISK OF INVENTORY OBSOLESCENCE AND COULD RESULT IN AN INCREASE IN OUR OPERATING COSTS AND A DECLINE IN AVERAGE SELLING PRICES.

     Our customers have adopted more sophisticated business models that place additional strains on our business. For example, nearly all personal computer manufacturers have adopted a subcontractor model that requires us to contract directly with companies that provide manufacturing services for the personal computer manufacturers. This exposes us to increased credit risk because these subcontractors are generally less well capitalized than the personal computer manufacturers themselves, and presents greater inventory and other logistical challenges because each personal computer manufacturer may require us to deal with several separate subcontractors. Some personal computer manufacturers have adopted build-to-order manufacturing models that reduce their component inventories and related costs and enable them to tailor their products more specifically to the needs of consumers. Finally, our manufacturing customers have adopted just-in-time inventory management processes that require component suppliers to maintain inventory at or near the customer's production facility. These policies have complicated inventory management strategies and made it more difficult to match manufacturing plans with projected customer demand. As a result, there is an increased risk that our inventory could become obsolete, our operating costs could increase or our average selling prices could decline, any of which could cause our operating results to suffer.

BECAUSE WE ARE DEPENDENT ON A LIMITED NUMBER OF SUPPLIERS, COMPONENT SHORTAGES COULD RESULT IN DELAYS OF PRODUCT SHIPMENTS AND DAMAGE OUR BUSINESS AND OPERATING RESULTS.

     Both we and MKE depend on a limited number of qualified suppliers for components and subassemblies, including recording heads, media and integrated circuits. Currently, we purchase recording heads from three sources, media from three sources, digital signal processor/controllers from two sources and spin/servo integrated circuits from one source. MKE is also dependent on a limited number of suppliers for its components. We require that parts provided to us by only one supplier be produced in two separate locations. As we have experienced in the past, some required parts may be periodically in short supply. As a result, we will have to allow for significant ordering lead times for some components. In

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

addition, we may have to pay significant cancellation charges to suppliers if we cancel orders for components because we reduce production due to market oversupply, reduced demand, transition to new products or technologies or for other reasons. We order the majority of our components on a purchase order basis and we have limited long-term volume purchase agreements with only some of our existing suppliers. If we cannot obtain sufficient quantities of high-quality parts when needed, product shipments would be delayed and our business, financial condition and operating results could suffer. In addition, our historical relationship with our suppliers may suffer as a result of our new relationship with MKE.

BECAUSE WE PURCHASE ALL OF OUR PARTS FROM THIRD PARTY SUPPLIERS, WE ARE SUBJECT TO THE RISK THAT WE MAY BE UNABLE TO ACQUIRE QUALITY COMPONENTS IN A TIMELY MANNER, OR EFFECTIVELY INTEGRATE PARTS FROM DIFFERENT SUPPLIERS, AND THESE PROBLEMS WOULD CAUSE OUR BUSINESS TO SUFFER.

     Unlike some of our competitors, we do not manufacture any of the parts used in our products. Instead, our products incorporate parts designed by and purchased from third party suppliers. Consequently, the success of our products depends on our ability to gain access to and integrate parts that use leading-edge technology. To successfully manage the integration of parts, we must:

     - obtain high-quality parts;

     - hire skilled personnel;

     - effectively integrate different parts from a variety of suppliers;

     - manage difficult scheduling and delivery problems; and

     - develop and maintain relationships with key suppliers.

     If we are unable to successfully integrate parts obtained from third party suppliers, our business would suffer.

THE LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS.

     Our success depends upon the continued contributions of key employees, many of whom would be extremely difficult to replace. We do not have key person life insurance on any of our personnel. Worldwide competition for skilled employees in the hard disk drive industry is extremely intense. Former employees of Quantum HDD may terminate their employment with us as a result of our integration with the Quantum HDD business. If we are unable to retain existing employees or to hire and integrate new employees, our business, financial condition and operating results could suffer. In addition, companies in the hard disk drive industry whose employees accept positions with competitors often claim that the competitors have engaged in unfair hiring practices. We may be the subject of such claims in the future as we seek to hire qualified personnel and we could incur substantial costs defending ourself against those claims.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS OR AT ALL AND OUR ABILITY TO ISSUE EQUITY SECURITIES HAS BEEN SEVERELY LIMITED BY OUR MERGER WITH QUANTUM HDD.

     Our business is capital intensive and we may need more capital in the future. Our future capital requirements will depend on many factors, including:

     - the rate of our sales growth;

     - the level of our profits or losses;

     - the timing and extent of our spending to expand manufacturing capacity, support facilities upgrades and product development efforts;

     - the timing and size of business or technology acquisitions; and

     - the timing of introductions of new products and enhancements to our existing products.

     In addition, our ability to raise capital has been affected as a result of our merger with Quantum HDD. To mitigate the risk of triggering a tax obligation of Quantum as a result of the split-off of Quantum HDD from Quantum DSS and the merger of Quantum HDD with Maxtor, we are restricted in our ability to issue additional equity securities to raise capital for two years after the split-off and merger. In the event we decide to nevertheless raise capital by issuing equity securities, such financing will decrease the percentage equity ownership of our stockholders and may, depending on the price at which the equity is sold, result in significant economic dilution to them. Our board of directors is authorized under our charter documents to issue preferred stock with rights, preferences or privileges senior to those of the common stock without stockholder approval.

OUR FAILURE TO RENEW OUR ASSET SECURITIZATION PROGRAM MAY HURT OUR BUSINESS AND FINANCIAL CONDITION.

     Our $200 million asset securitization program with Fleet National Bank, under which we sell our eligible trade accounts receivable on a non-recourse basis through a special purpose entity, expires on July 25, 2001. At March 31, 2001, $90 million of accounts receivable was securitized under the program and excluded from our accounts receivable balance. We are in the process of negotiating a new facility of between $200 and $350 million with prospective lenders. Our failure to secure this new facility prior to the expiration of our current facility will require us to pay at least $90 million to our lenders. This may hurt our business and financial condition.

PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED AND IT IS EXPOSED TO THIRD PARTY CLAIMS OF INFRINGEMENT.

     Any failure to adequately protect and enforce our intellectual property rights could harm our business. Our protection of our intellectual property is limited. For example, we have patent protection on only some of our technologies. We may not receive patents for our pending or future patent applications, and any patents that we own or that are issued to us may be invalidated, circumvented or challenged. Moreover, the rights granted under any such patents may not provide us with any competitive advantages. Finally, our competitors may develop or otherwise acquire equivalent or superior technology. We also rely on trade secret, copyright and trademark laws as well as the terms of our contracts to protect our proprietary rights. We may have to litigate to enforce patents issued or licensed to us, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of our proprietary rights and the proprietary rights of others. Enforcing or defending our proprietary rights could be expensive and might not bring us timely and effective relief. We may have to obtain licenses of other parties' intellectual property and pay royalties. If we are unable to obtain such licenses, we may have to stop production of our products or alter our products. In addition, the laws of certain countries in which we sell and manufacture our products, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Our remedies in these countries may be inadequate to protect our proprietary rights.

WE ARE SUBJECT TO EXISTING INFRINGEMENT CLAIMS WHICH ARE COSTLY TO DEFEND AND MAY HARM OUR BUSINESS.

     Prior to our merger with Quantum HDD, we, on the one hand, and Quantum and MKE, on the other hand, each were sued by Papst Licensing, GmbH, a German corporation, for infringement of a number of patents that relate to hard disk drives. Both lawsuits, filed in the United States District Court for the Northern District of California, were transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the Eastern District of Louisiana for coordinated pre-trial proceedings with several other pending litigation involving the Papst patents. Papst's infringement allegations are based on spindle motors that we and Quantum purchased from third party motor vendors, including MKE, and the use of such spindle motors in hard disk drives. We purchased the overwhelming majority of the spindle motors used in our hard disk drives from vendors that were licensed under Papst's patents. Quantum purchased many spindle motors used in its hard disk drives from vendors that were not licensed under

Papst patents, including MKE. As a result of the merger with Quantum HDD, we assumed Quantum's potential liabilities to Papst. A motion to substitute us for Quantum in this litigation has been filed with the court. The results of any litigation are inherently uncertain and Papst may assert other infringement claims relating to current patents, pending patent applications, and/or future patent applications or issued patents. Additionally, we cannot assure you that we will be able to successfully defend ourselves against this or any other Papst lawsuit. The Papst complaint asserts claims to an unspecified dollar amount of damages. A favorable outcome for Papst in this lawsuit could result in the issuance of an injunction against us and our products and/or the payment of monetary damages equal to a reasonable royalty. In the case of a finding of a willful infringement, we also could be required to pay treble damages and Papst's attorney's fees. Accordingly, a litigation outcome favorable to Papst could harm our business, financial condition and operating results. In addition to the Papst lawsuit, other claims of infringement have been made against us which we have not fully assessed and which could be material. For example, we were recently informed that a complaint was filed by Cambrian Consultants on May 22, 2001 in the United States District Court for the Central District of California against us and other entities, alleging infringement of U.S. Patent No. 4,371,903. We have not yet been served with this complaint, and thus have not been able to investigate or analyze the allegations therein. We may have to obtain licenses of other parties' intellectual property and pay royalties. If we are unable to obtain these licenses, we may have to alter or stop production of our products. There can be no assurance that such licenses can be obtained on favorable terms and conditions and failure to obtain such licenses or if such licenses contain unfavorable terms and conditions, our business, financial condition and operating results could be harmed.

WE FACE RISKS FROM OUR SUBSTANTIAL INTERNATIONAL OPERATIONS AND SALES.

     We conduct most of our manufacturing and testing operations and purchase a substantial portion of our key parts outside the United States. In particular, manufacturing operations for our products are concentrated in Singapore, where both our and MKE's principal manufacturing operations are located, with management oversight of MKE from Japan. Such concentration of manufacturing operations in Singapore will likely magnify the effects on us of any labor shortages, political disruption, trade or tariff treaty changes, or natural disasters relating to Singapore. In addition, we also sell a significant portion of our products to foreign distributors and retailers. As a result, we are dependent on revenue from international sales. Inherent risks relating to our overseas operations include:

     - difficulties associated with staffing and managing international operations;

     - economic slowdown and/or downturn in the computer industry in foreign markets;

     - international currency fluctuations;

     - general strikes or other disruptions in working conditions;

     - political instability;

     - trade restrictions;

     - changes in tariffs;

     - generally longer periods to collect receivables;

     - unexpected changes in or impositions of legislative or regulatory requirements;

     - reduced protection for intellectual property rights in some countries;

     - potentially adverse taxes; and

     - delays resulting from difficulty in obtaining export licenses for certain technology and other trade barriers.

     The specific economic conditions in each country impact our international sales. For example, our international contracts are denominated primarily in U.S. dollars. Significant downward fluctuations in currency exchange rates against the U.S. dollar could result in higher product prices and/or declining margins and increased manufacturing costs. In addition, we attempt to manage the impact of foreign currency exchange rate changes by entering into short-term, foreign exchange contracts. If we do not effectively manage the risks associated with international operations and sales, our business, financial condition and operating results could suffer.

WE WILL BE SUBJECT TO RISKS RELATED TO PRODUCT DEFECTS, WHICH COULD SUBJECT US TO WARRANTY CLAIMS IN EXCESS OF OUR WARRANTY PROVISION OR WHICH ARE GREATER THAN ANTICIPATED DUE TO THE UNENFORCEABILITY OF LIABILITY LIMITATIONS.

     Our products may contain defects. We generally warrant our products for one to three years whereas prior to the merger, Quantum HDD generally warranted its products for one to five years. We assumed Quantum HDD's warranty obligation as a result of the merger. The standard warranties used by us and Quantum HDD contain limits on damages and exclusions of liability for consequential damages and for negligent or improper use of the products. We establish and, prior to the merger, Quantum HDD established, a warranty provision at the time of product shipment in an amount equal to estimated warranty expenses. The warranty provision established by Quantum HDD and assumed by us in the merger is generally less than the provision we establish. Although we believe that the warranty provision of the combined company will be sufficient, if the provision is not sufficient, or if our efforts to lower our liability are unenforceable our business, financial condition and operating results could be harmed.

WE COULD BE SUBJECT TO ENVIRONMENTAL LIABILITIES WHICH COULD INCREASE OUR EXPENSES AND SUBJECT US TO LIABILITIES.

     Because of the chemicals we use in our manufacturing and research operations, we are subject to a wide range of environmental protection regulations in the United States and Singapore. While we do not believe our operations to date have been harmed as a result of these laws, future regulations may increase our expenses and harm our business, financial condition and results of operations. Even if we are in compliance in all material respects with all present environmental regulations, in the United States environment regulations often require parties to fund remedial action regardless of fault. As a consequence, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. If we have to make significant capital expenditures or pay significant expense in connection with future remedial actions or to continue to comply with applicable environmental laws, our business, financial condition and operating results could suffer.

THE MARKET PRICE OF OUR COMMON STOCK FLUCTUATED SUBSTANTIALLY IN THE PAST AND IS LIKELY TO FLUCTUATE IN THE FUTURE AS A RESULT OF A NUMBER OF FACTORS, INCLUDING THE RELEASE OF NEW PRODUCTS BY US OR OUR COMPETITORS, THE LOSS OR GAIN OF SIGNIFICANT CUSTOMERS OR CHANGES IN STOCK MARKET ANALYSTS' ESTIMATES.

     The market price of our common stock and the number of shares traded each day has varied greatly. These fluctuations may continue due to numerous factors, including:

     - quarterly fluctuations in operating results;

     - announcements of new products by us or our competitors such as products that address additional hard disk drive and NAS products segments;

     - gains or losses of significant customers such as Dell or Compaq;

     - changes in stock market analysts' estimates;

     - the presence or absence of short-selling of our common stock;

     - sales of a high volume of shares of our common stock by our large stockholders;

     - events affecting other companies that the market deems comparable to us;

     - general conditions in the semiconductor and electronic systems industries; and

     - general economic conditions in the United States and abroad.

OUR STOCK PRICE MAY BE AFFECTED BY SALES OF OUR COMMON STOCK BY HYNIX OR HOLDERS OF DECS SECURITIES.

     Pursuant to this offering and our possible repurchase of shares of our common stock from Hynix, Hynix may sell all of its shares of our common stock other than the 12.5 million shares pledged to secure its obligations to DECS Trust IV. In February 1999, DECS Trust IV, a newly formed trust, sold 12.5 million DECS in a registered public offering. The DECS are securities that represent all of the beneficial interest in DECS Trust IV, which owns U.S. treasury securities and a prepaid forward contract to purchase up to 12.5 million shares of our common stock from Hynix. These shares are not being registered pursuant to this prospectus. Following the completion of this offering, Hynix could sell these 12.5 million shares by substituting other collateral in accordance with the terms of its agreement with the trust. Our stock price may be affected if Hynix sells all or part of such 12.5 million shares, which Hynix has informed us that it may consider selling at a time it deems appropriate.

     The trust will terminate on or shortly after February 15, 2002, or upon earlier liquidation of DECS Trust IV under certain circumstances. When the trust terminates, Hynix will deliver, at its option, either cash or our common stock to the trust. If holders of DECS receive shares of our common stock at the termination of the trust, they may sell those shares in the open market. If Hynix delivers cash instead, the 12.5 million shares it has pledged to secure its obligations to the trust will be released from the pledge and may be resold by it without substituting any other collateral. We cannot predict whether Hynix will deliver shares of our stock to the trust on its termination or when or whether holders of the DECS will resell any shares of our stock they receive. Further, any market that develops for the DECS could reduce the demand for our common stock or otherwise negatively impact the market price of our common stock.

OUR STOCK PRICE MAY BE AFFECTED BY SALES OF OUR COMMON STOCK BY STOCKHOLDERS WHO RECEIVED OUR COMMON STOCK IN OUR MERGER WITH QUANTUM HDD.

     In connection with our merger with Quantum HDD, we issued 121,060,500 shares of common stock to former Quantum HDD stockholders. Because these stockholders were not originally holders of our common stock, they may be less inclined to hold our stock than those persons who owned our stock prior to the merger. In the event that the former Quantum HDD stockholders sell a significant volume of our stock, the price of our common stock may decline.

POWER OUTAGES WHICH CURRENTLY IMPACT COMPANIES WITH FACILITIES IN CALIFORNIA MAY ADVERSELY AFFECT OUR CALIFORNIA FACILITIES.

     We conduct substantial operations in the state of California and rely on a continuous power supply to conduct operations. California's current energy crisis could substantially disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for the state of California fall below 1.5%, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout the state. Although state lawmakers are working to minimize the impact, if blackouts interrupt our power supply, we may be temporarily unable to continue operations at our facilities. Any such interruption in our ability to continue operations at our facilities could delay the development of our products and disrupt communications with our customers, suppliers or our manufacturing operations. Future interruptions could damage our reputation and could result in lost revenue, either of which could substantially harm our business and results of operations. Furthermore, the deregulation of the energy industry instituted in 1996 by the California government and shortages in wholesale electricity supplies have caused power prices to increase. If wholesale prices continue to increase, our operating expenses will likely increase which will have a negative affect on our operating results.

ANTITAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION COULD DISCOURAGE POTENTIAL ACQUISITION PROPOSALS OR DELAY OR PREVENT A CHANGE OF CONTROL.

     We have a number of protective provisions in place designed to provide our board of directors with time to consider whether a hostile takeover is in our best interests and that of our stockholders. For example, in connection with our merger with Quantum HDD, we amended our certificate of incorporation to eliminate temporarily the requirement that our three classes of directors be reasonably equal in number. As a result of this amendment, a person could not take control of the board until the third annual meeting after the closing of the merger, since a majority of our directors will not stand for election until that third annual meeting. This and other provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the company and also could diminish the opportunities for a holder of our common stock to participate in tender offers, including offers at a price above the then-current market price for our common stock. These provisions also may inhibit fluctuations in our stock price that could result from takeover attempts.

                           FORWARD-LOOKING STATEMENTS

     Some of the information under Summary, Risk Factors, Recent Developments and elsewhere in this prospectus and in the documents that are incorporated in this prospectus by reference contains forward-looking statements that involve risks and uncertainties. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of these terms and other comparable terminology. These statements are only predictions. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risk factors described above, elsewhere in this prospectus and in our periodic filings with the Securities and Exchange Commission incorporated in this prospectus by reference. We are not under any obligation, and expressly disclaim any such obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. Before purchasing our common stock in this offering, investors should take into account that the occurrence of the events described in these risk factors could harm our business, operating results and financial condition.

                              RECENT DEVELOPMENTS

OUR PURCHASE OF OUR COMMON STOCK DIRECTLY FROM THE SELLING STOCKHOLDER

     We have entered into an agreement with Hynix in which Hynix gives us the right to repurchase up to $50 million of our common stock from Hynix, at the same price as the shares sold in this offering are sold to the public, simultaneously with the closing of this offering. For purposes of this preliminary prospectus, we have assumed that the price to the public is
$          , the last reported sales price of our common stock on the New York
Stock Exchange on             , 2001. Assuming we exercise our right in full at
that price, we would purchase           shares of our common stock from Hynix.

OUR ACQUISITION OF MMC TECHNOLOGY, INC.

     On May 25, 2001, we signed a nonbinding letter of intent to acquire MMC, a subsidiary of Hynix that manufactures media for hard disk drives and one of our suppliers. If the acquisition closes, MMC will become our wholly-owned subsidiary. MMC has outstanding liabilities totalling approximately $130 million, including $12 million in indebtedness owed to Hynix and approximately $80 million in leases we will guarantee at closing. MMC has historically incurred losses from operations and at least 95% of MMC's revenue comes from sales to us. The merger consideration will consist of $1.0 million in cash. The merger is subject to customary conditions and is expected to close no later than July 31, 2001.

OUR MERGER WITH QUANTUM HDD

     We completed our merger with Quantum HDD on April 2, 2001. At the closing, each share of Quantum HDD common stock was automatically converted into 1.52 shares of our common stock, and each outstanding Quantum HDD option that we assumed was converted into an option to purchase our common stock, with appropriate adjustment to the exercise price and share numbers in accordance with the exchange ratio. As a result of the merger, we issued 121,060,500 shares of common stock and assumed options to purchase 13,142,573 shares of common stock. The merger was intended to qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986 and is accounted for as a purchase. For a more detailed discussion of the material tax consequences of the merger and the related tax opinion insurance policy we obtained, please see the sections entitled "Recent Developments -- Additions to the Coverage under our Tax Insurance Policy" and "Selling
Stockholder -- Material Federal Income Tax Consequences of the Sale of Shares by the Selling Stockholder" as well as the sections entitled "Material Tax Consequences of the Split-Off and Merger" and "Tax Opinion Insurance Policy," which we have incorporated by reference from our prospectus filed with the SEC pursuant to Rule 424(b) on Form S-4 on March 7, 2001 and attached as an exhibit to the registration statement of which this prospectus is a part.

THE STRENGTHS OF THE COMBINED COMPANY

  HARD DISK DRIVE GROUP

     With the completion of the merger, we are now the largest provider, based on total units shipped in 2000 by Maxtor and Quantum HDD combined, of high-quality, high-performance hard disk drive storage products. We design, develop, manufacture, sell and support 3.5 inch disk drives for desktop and high-end computer systems and consumer electronics applications. Our DiamondMax and Fireball family of products feature high-speed interfaces for greater data throughput, a robust mechanical design for enhanced reliability, advanced head technology and a digital signal processor-based electronic architecture that provides industry-leading performance. Our Atlas product family offers high capacity and a high-performance interface for storage-intensive applications such as enterprise servers, workstations and storage subsystems.

     We believe that as a combined company we are well positioned to continue to be a major player in the disk drive market, which IDC predicts will grow to approximately 380 million drives by 2005 from approximately 200 million drives shipped last year, representing a compound annual growth rate of almost 14%. Additionally, we continue to expand our presence in the emerging consumer electronics market, which IDC predicts will grow to approximately 51.5 million units by 2005 from approximately 2.6 million units shipped last year, representing a compound annual growth rate of 81%.

     In the last decade, the disk drive industry has undergone several technological advancements to enhance the performance of the disks, including increases in areal density and rotational speeds. We believe that, as a combined company, we are well positioned to lead technological innovation as a result of our strong intellectual property portfolio and industry relationships that have given us access to leading-edge technologies. Additionally, access to MKE's manufacturing facilities will enhance our manufacturing flexibility and provide us with greater economies of scale.

     The table below indicates our current portfolio of 3.5 inch hard disk drives for entry-level through high-end computer systems.

                      CAPACITY      PRODUCT     ROTATIONAL
                      PER DISK     CAPACITY       SPEED
     PRODUCTS        (GIGABYTE)   (GIGABYTE)      (RPM)                        APPLICATIONS
     --------        ----------   -----------   ----------                     ------------
DiamondMax VL 30        15.3             30.7       5400     Desktop PCs -- Entry-level
DiamondMax VL 40        20.4             40.9       5400     Desktop PCs -- Entry-level
Fireball lct20          20.4             40.0       4400     Desktop PCs -- Entry-level
531 DX                 10/15            10/15       5400     Desktop PCs -- Entry-level and Consumer
                                                             Electronics
DiamondMax 40           10.2             40.9       5400     High-performance Desktop PCs and Workstations
DiamondMax 60           15.3             61.4       5400     High-performance Desktop PCs and Workstations
DiamondMax 80           20.4             81.9       5400     High-performance Desktop PCs and Workstations
DiamondMax Plus 40      10.2             40.9       7200     High-performance Desktop PCs and Workstations
DiamondMax Plus 45      15.4             46.1       7200     High-performance Desktop PCs and Workstations
DiamondMax Plus 60      20.0             60.5       7200     High-performance Desktop PCs and Workstations
Fireball Plus AS        20.5             60.0       7200     High-performance Desktop PCs and Workstations
Atlas V                  9.1       9.1 - 36.7       7200     Servers, Workstations and Storage Subsystems
Atlas 10K II             7.7       9.2 - 73.4     10,000     Enterprise Servers, Workstations and Storage
                                                             Subsystems
Atlas 10K III           18.4      18.4 - 73.4     10,000     Enterprise Servers, Workstations and Storage
                                                             Subsystems

  NETWORK SYSTEMS GROUP

     We also design, develop, manufacture, sell and support network attached storage, or NAS, devices through our network systems group. NAS is expected to be one of the fastest growing segments in the computer industry through 2004. Dataquest forecasts that the overall NAS market will grow from $1.6 billion in 2000 to $7.3 billion in 2004, representing a compound annual growth rate of 46%. The mid-range, or workgroup segment, the primary target market for our MaxAttach family of products, is expected to grow even faster from $95.0 million in 2000 to $1.3 billion in 2004, representing a compound annual growth rate of 92%. Our MaxAttach family of NAS products provide file sharing capabilities across multiple platforms and enhanced performance, reliability and manageability of the system. In addition, we have established a relationship with Microsoft to give us access to a robust NAS operating system.

     The following table sets forth the products we currently offer for network storage applications:

                      MAXIMUM
                      CAPACITY
   NAS PRODUCTS      (GIGABYTE)       CLIENT SUPPORT                   APPLICATIONS
   ------------      ----------       --------------                   ------------
MaxAttach NAS 3000      160       Microsoft, UNIX/Linux    Small Businesses, Workgroups
MaxAttach NAS 4000      320       Microsoft, UNIX/Linux    Small/Medium Business, Large
                                                           Workgroup file sharing
MaxAttach NAS 4100      320       Microsoft, UNIX/Linux,   Small/Medium Business, Large
                                  Apple, Novell            Workgroup file sharing

THE INTEGRATION OF THE TWO COMPANIES

     Integral to our success in the evolving markets for storage devices is our ability to quickly integrate the two companies in a manner that creates minimal disruption to our business and is transparent to our customers. We have integrated our sales force and customer support organizations as well as customer engineering and quality systems. We have terminated approximately 570 employees since the merger to eliminate personnel redundancies. In addition, the conversion of Quantum HDD's information technology systems from Oracle to SAP is essentially completed.

     A key element of our business integration strategy is to develop a common platform for our products resulting in improved engineering and manufacturing efficiencies. During the fourth quarter of 2001 and early 2002, we plan to eliminate product redundancies arising from the merger. By the end of 2002, we expect to utilize a common platform so that our future desktop products can be interchangeably manufactured in both our and MKE's facilities.

     We expect that our merger and integration of Quantum HDD will generate annualized cost savings of $120 to $200 million within the next 18 to 24 months. A portion of these cost savings will be earmarked for investment in emerging and higher-profit storage opportunities such as Intel-based server hard disk drives, NAS appliances and sub-3.5 inch hard disk drives as well as related technologies designed to enhance the functionality of our storage devices. In addition, we intend to develop additional hard drive products for applications in the growing consumer electronics market.

  GREATER MANUFACTURING FLEXIBILITY

     The merger has also provided us with added flexibility in manufacturing our products. Our Singapore manufacturing facility utilizes a cell-based process, enabling us to dedicate manufacturing cells to a particular customer. As a result of the Quantum merger, we now also have a relationship with MKE. Located in Indonesia, Japan and Singapore, MKE's state-of-the-art manufacturing facilities are highly automated and employ integrated computer networks and advanced control systems. While we expect that over time we will be able to manufacture virtually all of our products at either company's facilities, our Singapore facility is especially suited to smaller production runs that require greater flexibility and shorter changeover times, while MKE's facilities are optimal to maintain high quality over large production runs.

  STRONGER INTELLECTUAL PROPERTY PORTFOLIO

     Our merger with Quantum HDD significantly strengthened our intellectual property portfolio. We now have over 609 U.S. patents and 169 foreign patents. We believe our portfolio of proprietary, leading-edge technology, together with our relationships with key industry participants and technology leaders, put us in a strong position to develop and introduce new products that address the storage needs of our targeted markets.

  PROPERTIES AND EMPLOYEES OF THE COMBINED COMPANY

     As a result of the merger, we currently have approximately 10,300 employees located in facilities throughout the world.

     We maintain sales, marketing, administrative, engineering and advanced technology operations in an aggregate of approximately 1.1 million square feet of facilities in Milpitas, California. Hynix is an unconditional guarantor of our lease on an approximately 180,087 square-foot portion of the Milpitas facilities, which we plan to vacate upon expiration of the lease in April 2002. Our leases on the remaining portion of our Milpitas, California facilities begin expiring in 2003.

     We also maintain an aggregate of approximately 370,000 square feet of advanced technology, engineering and pilot production facilities as well as administrative, marketing and materials facilities in Longmont, Colorado. Our leases for these Longmont, Colorado facilities begin to expire in December 2001. We entered into a lease for a new facility in Longmont, Colorado, of approximately 450,000 square feet, and began moving into the facility in April 2001. The new lease has a 15-year term and is renewable for five years.

     We also maintain approximately 672,000 square feet of advanced technology, engineering, administrative, marketing and materials facilities in Shrewsbury, Massachusetts.

     All of our domestic facilities are leased, except for the Shrewsbury, Massachusetts facility and the approximately 188,000 square foot Louisville, Colorado facility, which are owned by Maxtor Realty Corporation, our wholly-owned subsidiary. These Maxtor Realty Corporation-owned facilities are subject to the lien of a $42 million conduit loan in favor of The Chase Manhattan Bank, as trustee for the registered holders of Credit Suisse First Boston Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates Series 1997-C1. This $42 million conduit loan will mature in September 2006.

     We also maintain manufacturing facilities in Singapore totaling approximately 814,000 square feet. Facilities totaling approximately 734,000 square feet are located on two parcels of leased land with leases terminating in 2016, with an option to renew for 30 years, and 2018, with an option to renew for 30 years, and the additional facility of approximately 80,000 square feet has a lease terminating in 2004.

     We also lease various sales and support facilities in Australia, France, Germany, Hong Kong, Ireland, Japan, Peoples Republic of China, Republic of China (Taiwan), Republic of Korea, Singapore, Switzerland, United Kingdom and the United States.

     The aggregate rent under all of our leases is currently $30.7 million per annum. We cannot assure you that we will be able to obtain additional space or dispose of excess space to accommodate our needs.

ADDITION TO THE COVERAGE UNDER OUR TAX OPINION INSURANCE POLICY

     Prior to the closing of the merger, we and Quantum obtained a $340 million tax opinion insurance policy from a syndicate of major insurance companies. In connection with the offering covered by this prospectus and any simultaneous purchase by us of a portion of our shares from Hynix pursuant to the option agreement, we have obtained a rider to the policy which includes, subject to the terms and conditions of the original policy, the offering and any simultaneous purchase within the definition of an insured tax loss, the rider has been approved by members of the original syndicate whose respective portions of the coverage total $330 million, and we expect to obtain approval of the rider with respect to the additional $10 million before completion of this offering. Under the original policy, if an insured tax loss is sustained by Quantum, the insurers will be contractually obligated to indemnify Quantum for such loss, or us to the extent we pay the loss, up to the limits of the policy. The $340 million insurance limit includes expenses of a tax contest up to $2 million. The insurance applies to federal income tax, or state income or franchise tax, liability that Quantum may be determined to have incurred as a result of the split-off of Quantum HDD as part of the transaction that combined Quantum HDD and Maxtor. We paid the full insurance premiums in the amount of approximately $15.7 million prior to the closing of the merger. We have filed the full text of the form of the original policy and the form of the new rider as well as a summary of the policy as exhibits to this registration statement and the above description of the policy and the rider is qualified in its entirety by reference to those exhibits.

                                 CAPITALIZATION

     The following table sets forth our capitalization:

     - On an actual basis as of March 31, 2001;

     - on a pro forma basis combining our balance sheet at March 31, 2001 with Quantum HDD's balance sheet at December 31, 2000 to reflect our merger with Quantum HDD; and

     - on a pro forma as adjusted basis to give effect to our assumed purchase of $50 million of our common stock directly from the selling stockholder
       at an assumed price of $     per share.

                                                                                     PRO FORMA
                                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                                              -------   ---------   -----------
Cash and marketable securities..............................  $   349    $  779        $
Short-term borrowings, including current portion of long
  term debt.................................................       14        14           14
Long-term debt..............................................       86       194          194
Stockholders' equity:
  Common stock, $0.01 par value, 250,000,000 shares
     authorized; 117,052,194 shares issued and outstanding
     at March 31, 2001, actual, 238,112,694 shares pro
     forma,           shares pro forma as adjusted..........        1         2
  Additional paid-in capital................................    1,065     2,305
  Accumulated deficit.......................................     (759)     (915)
  Deferred compensation.....................................       --       (58)
  Cumulative other comprehensive income.....................        3         3            3
                                                              -------    ------        -----
          Total stockholders' equity........................      310     1,337
                                                              -------    ------        -----
          Total capitalization..............................  $   410    $1,545        $
                                                              =======    ======        =====

     The above table does not include:

     - 13,683,514 shares issuable upon the exercise of outstanding common stock options at a weighted average exercise price of $7.91 per share;

     - 13,142,573 shares issuable upon the exercise of outstanding common stock options issued in connection with the Quantum HDD acquisition, at a weighted average exercise price of $4.86 per share;

     - 8,264,140 shares available for future issuance under our 1996 stock plan; and

     - 4,716,676 shares issuable upon conversion of notes issued by Quantum, which we are obligated to reimburse to Quantum under the merger agreement.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock by Hynix and all proceeds will go to Hynix to be used for its own purposes.

                                   MANAGEMENT

     The following table lists our executive officers and directors and their ages as of May 15, 2001:

                 NAME                    AGE                          POSITION
                 ----                    ---                          --------
Dr. Chong Sup Park.....................  53     Chairman of the Board
Michael R. Cannon......................  48     President, Chief Executive Officer and Director
Charles Hill...........................  65     Director
Charles F. Christ......................  62     Director
Thomas Lyman Chun......................  59     Director
Roger W. Johnson.......................  66     Director
Michael A. Brown.......................  42     Director
Michael D. Cordano.....................  37     Executive Vice President, Worldwide Sales and
                                                Marketing
Phillip C. Duncan......................  50     Executive Vice President, Human Resources
Dr. Victor B. Jipson...................  48     Executive Vice President, Engineering
Eric L. Kelly..........................  43     President, Network Systems Group
Paul J. Tufano.........................  47     Executive Vice President, Chief Operating Officer
                                                and Chief Financial Officer
Dr. Pantelis S. Alexopoulos............  53     Senior Vice President and Chief Technology Officer
David L. Beaver........................  47     Senior Vice President, Materials
Misha Rozenberg........................  39     Senior Vice President, Worldwide Quality
Gerard Schenkkan.......................  45     Senior Vice President, Consumer Electronics and
                                                Business Development
John Squire............................  48     Senior Vice President, Engineering
Glenn H. Stevens.......................  50     Senior Vice President, General Counsel and Secretary
K.H. Teh...............................  47     Senior Vice President, Manufacturing
Michael J. Wingert.....................  40     Senior Vice President, Engineering

     Dr. Chong Sup Park has been Chairman of the Board of Directors since May 1998. In March 2000, he was appointed President and Chief Executive Officer, and in June 2000, Chairman of Hynix Semiconductor Inc. Dr. Park has been Chairman of Hynix, a wholly-owned subsidiary of Hynix Semiconductor Inc., since September 1996, and served as its President and Chief Executive Officer from July 1996 until March 2000. He has served as Chairman of the Board of Directors of MMC Technology, a wholly owned subsidiary of Hynix, since January 1998 and has also been a director of Dot Hill Systems Corp., a data storage company, since August 1999. From September 1996 to May 1998, Dr. Park served as Vice Chairman of our Board of Directors. Dr. Park previously served as our President and Chief Executive Officer from February 1995 until his appointment as Vice Chairman. From 1993 until joining us in 1995, he was Chairman, President and Chief Executive Officer of Axil Computer, Inc., a workstation computer manufacturer and a Hynix Business Group company.

     Michael R. Cannon has been our President, Chief Executive Officer and a member of the Board of Directors since July 1996. From 1993 until he joined us in 1996, Mr. Cannon held several senior management positions with IBM's Storage Systems division, including Vice President, Mobile and Desktop Business Unit; Vice President, Product Design; and Vice President, Worldwide Operations. From May 1991 to January 1993, he served as Senior Vice President of SyQuest, a removable disk drive company, and prior to joining SyQuest he held the position of Vice President, Southeast Asia Operations, with Imprimis Technology, a disk drive company. Until May 2001, Mr. Cannon was a director of MMC Technology.

     Charles Hill has been a member of the Board of Directors since March 1992. He has been a Senior Research Fellow at the Hoover Institution, a public policy research center, since 1989. From 1992 to 1996, Mr. Hill was Special Consultant to the Secretary General of the United Nations. Presently, he is Diplomat-in-Residence and Lecturer in International Studies at Yale University.

     Charles F. Christ has been a member of the Board of Directors since August 1995. He has served as Chairman of the Board of Directors of MaxOptix Corporation, a removable optical disk drive company, since October 1998. He has also served as Chairman of the Board of Directors of Dot Hill Systems Corp. since July 2000, and Director at Pioneer-Standard Electronics, Inc., an electronic components and computer systems distributor, since July 1997. Previously, Mr. Christ was President, Chief Executive Officer and a member of the Board of Directors of Symbios Logic, a semiconductor company and then a subsidiary of Hynix, from 1997 to August 1998. From 1994 to 1997, Mr. Christ was Vice President and General Manager of the Components Division of Digital Equipment Corporation.

     Thomas Lyman Chun has been a member of the Board of Directors since December 1998. He is currently a private investor and business consultant. From January 1997 until October 1999, Mr. Chun was President and Chief Executive Officer of Talkway, Inc., an Internet company. From 1985 to 1996, Mr. Chun was a member of the Board of Advisors of Logitech International S.A. and its predecessors. During 1995 and 1996, he also served Logitech in both consulting and employee roles. From 1991 to 1995, he was Vice President of Syquest.

     Roger W. Johnson has been a member of the Board of Directors since April 1999. Since 1996, he has been a private investor, business consultant and educator. From September 1998 to January 2000, Mr. Johnson was also Chief Executive Officer of YPO International (the Young Presidents' Organization). Mr. Johnson served as Administrator of the United States General Services Administration from 1993 through 1996. Mr. Johnson is currently a member of the boards of directors of Array Microsystems, a digital video solutions supplier, Needham, Inc. Growth Fund, Insulectro, a printed circuit materials distributor, and Collectors Universe Inc., a service provider to the high-end collectibles market.

     Michael A. Brown has been a member of the Board of Directors since April 2001. Mr. Brown is currently Chairman of the Board and Chief Executive Officer of Quantum Corporation. Mr. Brown was President of the Desktop Storage Group from 1993 to 1995 and Executive Vice President of Quantum from 1992 to 1993. Previously, Mr. Brown held senior positions in product and marketing management since joining Quantum's marketing organization in August 1984. Before joining Quantum, Mr. Brown served in the marketing organization at Hewlett-Packard and provided management consulting services at Braxton Associates. Mr. Brown is a member of the board of directors of Digital Impact, an internet marketing company.

     Eric L. Kelly has been our President, Network Systems Group since May 2001. Prior to joining us, Mr. Kelly was Chief Operating Officer at iSyndicate Corporation, an Internet syndication infrastructure and application solutions provider, from 2000 to 2001. From 1997 to 2000, he was Vice President, Enterprise Group at Dell Computer Corporation. Prior to joining Dell, he was Vice President of Sales and Business Development at Netpower, Inc., a software company, from 1996 to 1997. From 1981 to 1996, Mr. Kelly held senior-level executive positions at various companies, including IBM, Connor Peripherals and Diamond Multimedia Systems.

     Michael D. Cordano has been our Vice President, Worldwide Sales since August 1999 and became Executive Vice President, Worldwide Sales and Marketing in April 2001. Prior to August 1999, he held the position of Vice President, Global Sales. Prior to joining us in 1994, Mr. Cordano held various sales positions at Conner Peripherals, Inc., a disk drive company.

     Phillip C. Duncan has been our Vice President, Human Resources since August 1996 and became Executive Vice President, Human Resources in April 2001. From 1994 to 1996, he was Vice President, International Sales and Marketing and Human Resources of Berkeley Systems, a software company. From 1992 to 1994, Mr. Duncan held senior human resources management positions at SyQuest, and from 1990 to 1992, he held similar positions at Cirrus Logic, a semiconductor company.

     Dr. Victor B. Jipson has been Executive Vice President, Engineering since April 2001. From October 1999 until April 2001, he served as our President, Network Systems Group. From December 1995 to his appointment as President, Network Systems Group, he served as our Senior Vice President, Engineering. From 1991 to 1995, he was General Manager of IBM's Optical Storage Solutions business unit. From 1975 to 1991, Dr. Jipson held key management positions in research, technical strategy, product strategy and research and development with IBM.

     Paul J. Tufano has been our Executive Vice President and Chief Operating Officer since April 2001 and Chief Financial Officer since July 1996. From November 1998 to his appointment as Chief Operating Officer, Mr. Tufano served as our Senior Vice President, Finance. From July 1996 to his appointment as Senior Vice President, Finance, Mr. Tufano served as our Vice President, Finance. From 1979 to 1996, Mr. Tufano held a variety of management positions at IBM. Mr. Tufano was Manager of Worldwide Logistics for IBM's storage systems division. Mr. Tufano also held other management positions at IBM including Manager of Plans and Controls for IBM's Desktop and Mobile Storage products business unit, and Controller for IBM's San Jose, California facility. Until December 30, 1998, Mr. Tufano was a director of International Manufacturing Services, Inc., an electronic manufacturing service company.

     Dr. Pantelis S. Alexopoulos has been our Vice President, Advanced Technology and Chief Technology Officer since April 1997 and became Senior Vice President and Chief Technology Officer in April 2001. Before joining us in 1996, Mr. Alexopoulos spent 14 years at IBM, the most recent position being Manager, Head-Disk Interface and Advance Files, Storage Systems and Technology at the Almaden Research Laboratory.

     David L. Beaver has been our Vice President, Worldwide Materials since May 1998 and became Senior Vice President, Worldwide Materials in April 2001. From March 1997 to May 1998, Mr. Beaver was Vice President of Far East Materials and Logistics in our Singapore factory. From 1994 to 1997, he was Director of Operations and Materials at EMASS, an E-Systems data storage company. From 1991 to 1994, he was Director of Corporate Materials Procurement at SyQuest. He has over 20 years high tech data storage business management experience.

     Misha Rozenberg has been Vice President, Quality since March 1998 and became Senior Vice President, Worldwide Quality in April 2001. From 1996 to 1998, he was Vice President, Supplier Engineering. From 1994 to 1996, Mr. Rozenberg was a Senior Director of Supplier Engineering with Conner Peripherals, Inc. From 1990 to 1994, he was a Manager at Apple Computer.

     Gerard Schenkkan has been our Senior Vice President, Consumer Electronics and Business Development since April 2001. From 1996 to 2001, he was an Executive Officer at Quantum. From 1984 to 1996, Mr. Schenkkan was a Manager at Hewlett-Packard.

     Glenn H. Stevens has been our Vice President, General Counsel and Secretary since June 1994 and became Senior Vice President, General Counsel in April 2001. From 1992 to 1994, Mr. Stevens had a private law practice. From 1979 to 1992, he held various positions within the legal department at US West, Inc., a telecommunications products and services provider, including Chief Counsel and Secretary for its research and development organization and Chief Intellectual Property Counsel for the family of US West companies.

     John Squire has been our Senior Vice President, Engineering since April 2001. Prior to joining us, Mr. Squire was Vice President, Engineering at Quantum from May 2000 to April 2001 and from April 1995 to February 1998. In the interim, he was Vice President, Quality at Quantum from February 1998 to May 2000.

     K.H. Teh has been our Vice President, Worldwide Manufacturing since May 1997 and became Senior Vice President, Manufacturing in April 2001. From 1996 to 1997, he was with Iomega, a removable disk drive company, where he had been Managing Director of its Malaysia manufacturing facility. From 1994 to 1996, he was the Managing Director of Digital Equipment Malaysia and subsequently Quantum Peripherals Malaysia. Prior to 1994, Mr. Teh held various senior management positions in multinational corporations in Singapore.

     Michael J. Wingert has been our Vice President, Desktop Engineering since November 1999 and became Senior Vice President, Engineering in April 2001. Before his promotion to Vice President, Desktop Engineering, he was our Vice President, Engineering for five years. Prior to joining us in 1994, Mr. Wingert held various senior management positions in product testing and development at IBM.

                              SELLING STOCKHOLDER

     From January 1996 until July 31, 1998, we were a wholly-owned subsidiary of the selling stockholder. At that time, we sold shares of our common stock to the public and in connection therewith, we entered into a stockholder agreement with the selling stockholder. Pursuant to that agreement, the selling stockholder agreed, among other things, that through July 31, 2003, it would not compete with us in the hard disk drive industry. Please see the stockholder agreement as well as a summary of the agreement which we have filed as exhibits to this registration statement.

     We have entered into an agreement with Hynix in which Hynix gives us the right to repurchase up to $50 million of our common stock from Hynix, at the same price as the shares sold in this offering are offered to the public, simultaneously with the closing of this offering. For purposes of this preliminary prospectus, we have assumed that the price to the public is
$            , the last reported sale price of our common stock on the New York
Stock Exchange on           2001. Assuming we exercise our right in full at that
price, we would purchase             shares of our common stock from Hynix.

     The following table lists the number of shares of our common stock owned by the selling stockholder, the number of shares of our common stock expected to be sold in this offering by the selling stockholder, the number of shares of our common stock that we may repurchase from the selling stockholder simultaneously with the closing of this offering, and the number and the percentage of the shares of our common stock which the selling stockholder will own after the offering pursuant to this prospectus, assuming the sale of all the shares expected to be sold in this offering and our repurchase of the maximum number of shares we have the right to purchase from the selling stockholder, at an assumed price of $ per share.

                         SHARES
                         OWNED       SHARES TO        MAXIMUM        SHARES OWNED AFTER    PERCENTAGE OWNED
                         BEFORE      BE OFFERED      SHARES TO            OFFERING          AFTER OFFERING
 SELLING STOCKHOLDER    OFFERING     TO PUBLIC     BE REPURCHASED    AND REPURCHASE(2)     AND REPURCHASE(2)
 -------------------   ----------    ----------    --------------    ------------------    -----------------
Hynix Semiconductor
  America Inc........  40,829,850(1)                                                                   %

---------------
(1) Includes 12,500,000 shares owned by Hynix but pledged by it to secure its obligations to DECS Trust IV.

(2) Shares owned after offering and repurchase and percentage owned after
    offering and repurchase will be           and           %, respectively, if
    the underwriters' over-allotment option is exercised in full.

  MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SALE OF SHARES BY THE SELLING STOCKHOLDER

     A preliminary step to our merger with the Quantum HDD business was the split-off of the Quantum HDD business from the rest of Quantum. If the split-off is determined to be taxable to Quantum, Quantum would recognize taxable gain in the amount by which the aggregate fair market value of Quantum HDD on the closing date of the merger exceeded Quantum's basis in the assets comprising Quantum HDD. The tax that would be imposed on such amount of gain is estimated to be many hundred million dollars. In connection with the merger, we agreed to indemnify Quantum for the amount of any such tax payable by Quantum to the extent such tax is not covered by insurance, unless imposition of the tax is the result of Quantum's actions, or acquisitions of Quantum stock, after the split-off.

     Among other reasons, Quantum could be required to recognize gain on the split-off if, pursuant to a plan or series of related transactions, of which the split-off is a part, one or more persons acquire, directly or indirectly, a 50% or greater interest in Quantum HDD. For this purpose, any acquisitions of Quantum stock within two years before the split-off and any acquisitions of Maxtor stock within two years after the split-off are presumed to be part of such a plan unless established otherwise.

     The merger resulted in an acquisition of an interest in Quantum HDD of more than 49% -- just below the 50% threshold. Therefore, if other transactions in the stock of Quantum, prior to the merger, or Maxtor, after the merger, are considered as part of a plan that includes the split-off and the merger, those transactions, together with the merger, could result in an acquisition of a 50% or greater interest in Quantum HDD.

     In connection with the split-off and merger, we received an opinion from Ernst & Young LLP to the effect that, either by itself or in conjunction with the merger, the split-off should qualify as a tax-free transaction to Quantum under the Code.

     Ernst & Young's opinion did not consider the sale of our shares by the selling stockholder or any repurchase by us of shares from the selling stockholder. Therefore, we also are obtaining an opinion from Gray Cary Ware & Freidenrich LLP to the effect that, assuming the correctness of Ernst & Young's opinion, the sale of shares by the selling stockholder in connection with the offering covered by this prospectus and any purchase by us of shares from the selling stockholder should not affect the correctness of Ernst & Young's opinion with regard to federal income tax consequences.

     No ruling from the Internal Revenue Service, or the IRS, is being requested concerning the federal income tax consequences of the sale of shares by the selling stockholder. The opinion of Ernst & Young was, and the opinion of Gray Cary Ware & Freidenrich will be, subject to limitations and qualifications and based on various representations. Neither of the opinions, nor the description of the material federal income tax consequences set forth in the above discussion, is binding on the IRS or the courts and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court. The above discussion is based on legal authorities in existence as of the date hereof. No assurances can be given that future legislation, regulations, administrative pronouncements or court decisions will not significantly change the law and materially affect the conclusions expressed above. Any such change could be applied retroactively. The provision of tax law described above is a relatively new provision of law. Accordingly, little authoritative guidance exists regarding its interpretation. Proposed regulations that have been issued under that provision do not directly address the sale of shares by the selling stockholder. Please note that the above discussion also does not address any foreign, state or local tax consequences.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and the selling stockholder has agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Salomon Smith Barney Inc. ..................................
Bear, Stearns & Co. Inc. ...................................
Needham & Company, Inc. ....................................
                                                              --------
          Total.............................................
                                                              ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Bear, Stearns & Co. Inc. and Needham & Company, Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers
at the public offering price less a concession not in excess of $     per share.
The underwriters may allow, and such dealers may reallow, a concession not in
excess of $     per share on sales to certain other dealers. After the initial offering of the shares to the public, the offering price and such concessions may be changed by the representatives.

     The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     The company, its officers and directors, and the selling stockholder have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of the company's common stock or any securities convertible into, or exercisable or exchangeable for, common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is listed on the New York Stock Exchange under the symbol "MXO."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by the selling stockholder in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                      PAID BY SELLING STOCKHOLDER
                                                      ----------------------------
                                                      NO EXERCISE    FULL EXERCISE
                                                      -----------    -------------
Per share...........................................   $               $
Total...............................................   $               $

     In connection with the offering, the representatives, on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member. These activities may cause the price of common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     The selling stockholder estimates that its portion of the total expenses of
this offering will be $          .

     The representatives have performed certain investment banking and advisory services for the company from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for the company in the ordinary course of their business.

     The company and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                             LEGAL AND TAX MATTERS

     The legality of the shares offered by this prospectus is being passed upon by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters relating to the offering are being passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton and for the selling stockholder by Halfred M. Hofherr, Esq., its Senior Vice President, General Counsel and Secretary. The tax consequences of the split-off under Section 355 of the Internal Revenue Code were passed upon for us and Quantum by Ernst & Young LLP.

                                    EXPERTS

     The consolidated financial statements of Maxtor Corporation as of December 30, 2000 and January 1, 2000 and for each of the three years in the period ended December 30, 2000 incorporated in this registration statement by reference to the Annual Report on Form 10-K of Maxtor Corporation for the year ended December 30, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Ernst & Young LLP, independent auditors, have audited the combined financial statements of the Hard Disk Drive group of Quantum Corporation for the year ended March 31, 2000, included in Maxtor Corporation's current report on Form 8-K/A, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The financial statements of the Hard Disk Drive group of Quantum Corporation are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                         WHERE TO FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information filed with the Securities and Exchange Commission may be inspected and copied at the SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.

     You may obtain information about the operation of the Securities and Exchange Commission Public Reference Room by calling 1-800-SEC-0330. You can also inspect this material free of charge at a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Finally, you can also inspect reports and other information concerning us at the offices of the New York Stock Exchange, 11 Wall Street, New York, NY 10005. Our common stock is traded on the New York Stock Exchange under the symbol "MXO." Our Internet web site is located at http://www.maxtor.com.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information that we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to documents previously filed with the Securities and Exchange Commission. The information incorporated by reference is considered a part of this prospectus, and any later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. The documents we incorporate by reference are:

     - annual report on Form 10-K for the fiscal year ended December 30, 2000, as amended by Form 10-K/A Amendment No. 1 to Form 10-K filed on April 30, 2001;

     - the following sections from our prospectus filed pursuant to Rule 424(b) on Form S-4 on March 7, 2001, copies of which are attached to the registration statement of which this prospectus is a part as Exhibit 99.1:

       - "Relationship with MKE;"

       - The three introductory paragraphs to "Material Tax Consequences of the Split-Off and Merger" and the subsection "Consequences to Quantum" to the section "Material Tax Consequences of the Split-Off and Merger;" and "Consequences to Quantum" sections of "Material Tax Consequences of the Split-off and Merger;"

       - "Tax Opinion Insurance Policy;" and

       - "Maxtor Stockholder Agreement with Hyundai."

     - current report on Form 8-K filed on April 17, 2001, as amended by the Form 8-K/A filed on May 29, 2001;

     - quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed on May 15, 2001; and

     - the description of our common stock contained in our registration statement on Form 8-A filed on April 12, 2001, including any amendment or report filed for the purpose of updating that description.

     We also incorporate by reference all documents and reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus. We will provide free of charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus. Please direct such requests to Attn: Jenifer Kirtland, Investor Relations, Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035. Our telephone number is (408) 894-5000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  SHARES

                               MAXTOR CORPORATION

                                  COMMON STOCK

                                  MAXTOR LOGO

                                  ------------

                                   PROSPECTUS
                                           , 2001

                                  ------------

                              SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.
                            NEEDHAM & COMPANY, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

                                                              TO BE PAID BY
                                                              THE REGISTRANT
                                                              --------------
Securities and Exchange Commission registration fee.........     $45,824
National Association of Securities Dealers Regulation filing
  fee.......................................................     $18,829
Accounting fees and expenses................................     $*
Legal fees and expenses.....................................     $*
Printing expenses...........................................     $*
Miscellaneous expenses......................................     $*
                                                                 -------
          Total.............................................     $*
                                                                 =======

---------------

* To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. Our certificate of incorporation and bylaws provide that we shall indemnify its directors, officers, employees, and agents to the full extent permitted by Delaware law. The certificate of incorporation and bylaws further provide that we may indemnify directors, officers, employees, and agents in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we entered into separate indemnification agreements with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors' and officer's liability insurance, if available on reasonable terms.

     These indemnification provisions and the indemnification agreements that we have entered into with our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

     We have a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

     At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents in which indemnification is being sought. We are not aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

ITEM 16. EXHIBITS.

     The following exhibits are filed with this Registration Statement:

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
 1.1*     Form of Underwriting Agreement.
 4.1(1)   Stockholder Agreement between Maxtor and Hynix dated June
          25, 1998.
 5.1      Opinion of Gray Cary Ware & Freidenrich LLP.
 8.1      Tax Opinion of Gray Cary Ware & Freidenrich LLP.
 8.3(2)   Tax Opinion of Ernst & Young LLP.
10.1(2)   Form of Tax Opinion Insurance Policy.
10.2      Form of Tax Opinion Insurance Policy Rider.
10.3      Option to Purchase Shares of Stock by and between Hynix and
          Maxtor.
21.1      List of Maxtor Subsidiaries.
23.1      Consent of PricewaterhouseCoopers LLP, independent
          accountants.
23.2      Consent of Ernst & Young LLP, independent auditors.
23.3      Consent of Ernst & Young LLP.
23.4      Consent of Gray Cary Ware & Freidenrich LLP (included in
          Exhibit 5.1).
24.1      Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement).
99.1      The following sections from our prospectus filed pursuant to
          Rule 424(b) on Form S-4 on March 7, 2001:
          - "Relationship with MKE;"
          - The three introductory paragraphs and "Consequences to
          Quantum" sections of "Material Tax Consequences of the
            Split-off and Merger,"
          - "Tax Opinion Insurance Policy;" and
          - "Maxtor Stockholder Agreement with Hyundai."

---------------
(1) Incorporated by reference to exhibits of our registration statement on Form S-1/A filed on June 29, 1998.

(2) Incorporated by reference to exhibits of our registration statement on Form S-4/A filed on February 28, 2001.

 *  To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

          (a) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (b) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Milpitas, State of California on May 25, 2001.

                                          MAXTOR CORPORATION

                                          By:     /s/ MICHAEL R. CANNON
                                            ------------------------------------
                                                     Michael R. Cannon
                                               President and Chief Executive
                                                           Officer
                                               (Principal Executive Officer)

                               POWER OF ATTORNEY

     Each of the officers and directors of Maxtor Corporation whose signature appears below hereby constitutes and appoints Paul J. Tufano and Glenn H. Stevens his true and lawful attorneys and agents, with full power of substitution, and with power to act alone, to sign on behalf of the undersigned any amendment or amendments to this Registration Statement on Form S-3 (including post-effective amendments) and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to perform any acts necessary to file such amendments or registration statements, with exhibits thereto and other documents in connection therewith, and each of the undersigned does hereby ratify and confirm his signature as it may be signed by his said attorneys and agents to any and all such documents and all that said attorneys and agents, or their substitutes, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                       TITLE                     DATE
                      ---------                                       -----                     ----
               /s/ DR. CHONG SUP PARK                        Chairman of the Board          May 25, 2001
-----------------------------------------------------
                 Dr. Chong Sup Park

                /s/ MICHAEL R. CANNON                  President, Chief Executive Officer   May 25, 2001
-----------------------------------------------------             and Director
                  Michael R. Cannon

                 /s/ PAUL J. TUFANO                        Chief Operating Officer,         May 25, 2001
-----------------------------------------------------        Chief Financial Officer
                   Paul J. Tufano                       and Principal Accounting Officer

                  /s/ CHARLES HILL                                 Director                 May 25, 2001
-----------------------------------------------------
                    Charles Hill

                /s/ CHARLES F. CHRIST                              Director                 May 25, 2001
-----------------------------------------------------
                  Charles F. Christ

                      SIGNATURE                                       TITLE                     DATE
                      ---------                                       -----                     ----

                /s/ THOMAS LYMAN CHUN                              Director                 May 25, 2001
-----------------------------------------------------
                   Thomas L. Chun

                /s/ ROGER W. JOHNSON                               Director                 May 25, 2001
-----------------------------------------------------
                  Roger W. Johnson

                /s/ MICHAEL A. BROWN                               Director                 May 25, 2001
-----------------------------------------------------
                  Michael A. Brown

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
 1.1*     Form of Underwriting Agreement.
 4.1(1)   Stockholder Agreement between Maxtor and Hynix dated June
          25, 1998.
 5.1      Opinion of Gray Cary Ware & Freidenrich LLP.
 8.1      Tax Opinion of Gray Cary Ware & Freidenrich LLP.
 8.3(2)   Tax Opinion of Ernst & Young LLP.
10.1(2)   Form of Tax Opinion Insurance Policy.
10.2      Form of Tax Opinion Insurance Policy Rider.
10.3      Option to Purchase Shares of Stock by and between Hynix and
          Maxtor.
21.1      List of Maxtor Subsidiaries.
23.1      Consent of PricewaterhouseCoopers LLP, independent
          accountants.
23.2      Consent of Ernst & Young LLP, independent auditors.
23.3      Consent of Ernst & Young LLP.
23.4      Consent of Gray Cary Ware & Freidenrich LLP (included in
          Exhibit 5.1).
24.1      Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement).
99.1      The following sections from our prospectus filed pursuant to
          Rule 424(b) on Form S-4 on March 7, 2001:
          - "Relationship with MKE;"
          - The three introductory paragraphs and "Consequences to
          Quantum" sections of "Material Tax Consequences of the
            Split-off and Merger;"
          - "Tax Opinion Insurance Policy;" and
          - "Maxtor Stockholder Agreement with Hyundai."

---------------
(1) Incorporated by reference to exhibits of our registration statement on Form S-1/A filed on June 29, 1998.

(2) Incorporated by reference to exhibits of our registration statement on Form S-4/A filed on February 28, 2001.

 *  To be filed by amendment.